March 25, 2008

VIA EDGAR & FACSIMILE (202) 772-9368

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Galaxy Nutritional Foods, Inc.
Form 10-K, for Fiscal Year ended March 31, 2007 filed June 7, 2007
File No. 001-15345

Dear Ms. Davis:

Please accept this letter as a request for an extension of time for Galaxy Nutritional Foods, Inc. (the “Company”) to file our response to your comment letter dated March 14, 2008, to Mr. Salvatore J. Furnari, Chief Financial Officer of the Company, regarding the Company’s Form 10-K filing for the fiscal year ended March 31, 2007.

Since March 31, 2008 is the end of our current fiscal year and it is a busy time for our auditors, we respectfully request additional time in order to properly draft and review our response to your comment letter. Therefore, we are requesting an extension of time to file our response until April 4, 2008.

Please contact LeAnn Hitchcock, the Company’s SEC Compliance Manager at (407) 341-7133 if you have any questions or require any further information regarding the foregoing responses.

Respectfully submitted,

GALAXY NUTRITIONAL FOODS, INC.

By:	/s/ Salvatore J. Furnari
Name:	Salvatore J. Furnari
Title:	Chief Financial Officer